April 10, 2009

Michael J. Lavington
Chairman and CEO
Gevity HR Inc.
9000 Town Center Parkway
Bradenton, Florida 34202

Re: Gevity HR Inc.
         Preliminary Proxy Statement on Schedule 14A
         Registration No. 0-22701
         Filed on March 26, 2009

Dear Mr. Lavington:

        We have completed our review of the above-referenced filing and have no further comments at this time.

                                    Sincerely,

                                    Karen Garnett
                                    Assistant Director

cc: (*via facsimile*)
         Edwin Hightower (941) 714-4154
         Rob Leclerc (404) 572-5133